OHIO POWER COMPANY
                        COOK COAL TERMINAL
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 22977
        BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1998





                             CONTENTS



                                                        Page

Statements of Transfer Fee Billings                       1

Summary of Costs Incurred                                 2

Rail Car Maintenance Facility
  Report for the Year 1998                           (Attachment)

                            OHIO POWER COMPANY
                            COOK COAL TERMINAL
                    STATEMENTS OF TRANSFER FEE BILLINGS
             BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1998
                                       October 1998                   November 1998                      December 1998
                                                   Billings                         Billings                          Billings
                               Tons   Unit Price   Amount     Tons     Unit Price   Amount     Tons     Unit Price    Amount
                                      (per ton)     (000)              (per ton)     (000)              (per ton)      (000)
SERVICE TO AFFILIATES

  Indiana-Michigan Electric
  Corp:
    Clifty Creek . . . . . .   205,606   $1.42      $  292       23,943   $1.42      $   34       77,516   $0.79       $   61

  Indiana Michigan Power
  Company and AEP
  Generating Company:
    Rockport Plant . . . . .   657,657   $1.42         934      858,721   $1.42       1,219      855,372   $0.79          676

SERVICE TO NON-AFFILIATES. .   420,968   $2.17         913      443,878   $1.99         884      468,843   $2.42        1,134

    TOTAL. . . . . . . . . . 1,284,231              $2,139    1,326,542              $2,137    1,401,731               $1,871

                        OHIO POWER COMPANY
                        COOK COAL TERMINAL
                    SUMMARY OF COSTS INCURRED
        BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1998

                                                           Three
                                                           Months
                        October    November    December    Ended
                         1998        1998        1998    12/31/98
                                     (in thousands)

Rents. . . . . . . . .  $  587      $  595      $  588    $1,770
Labor-UMW* . . . . . .     228         205         208       641
Benefits-UMW*. . . . .     132         124          54       310
Salaries and
  Benefits-Nonunion. .      51          46          50       147
Materials & Supplies .     104         269         452       825
Billed Services. . . .      28         113         802       943
Taxes**. . . . . . . .      51          51          54       156
Administrative and
  General. . . . . . .     170         163          48       381
Inventory
 Adjustments***. . . .     (78)        220          90       232
Electricity. . . . . .      97          80          72       249
Cost-of-Capital. . . .      52          39          32       123

          Total. . . .  $1,422      $1,905      $2,450    $5,777



  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment.
    These costs are reflected in benefits.
*** Represents the net change in transfer costs assigned to coal inventory at the terminal.

                        OHIO POWER COMPANY
                        COOK COAL TERMINAL
                  RAIL CAR MAINTENANCE FACILITY
                  ANNUAL REPORT PER REQUIREMENTS
        OF HOLDING COMPANY ACT RELEASE NO. 22977 and 25427
               FOR THE YEAR ENDED DECEMBER 31, 1998

                        OHIO POWER COMPANY
                        COOK COAL TERMINAL
                  RAIL CAR MAINTENANCE FACILITY
             STATEMENT OF BILLINGS AND COSTS INCURRED
                        FOR THE YEAR 1998

                                 Affiliated  Unaffiliated   Total
                                           (in thousands)
Revenues:

  Indiana Michigan Power Company.  $1,999       $ -        $1,999

  Ohio Power Company. . . . . . .      42         -            42

  Ohio Valley Electric Company. .     242         -           242

  Unaffiliated Companies. . . . .    -           129          129

    Total Revenues. . . . . . . .   2,283        129        2,412

Cost of Sales:

  Labor . . . . . . . . . . . . .     151         30          181

  Material. . . . . . . . . . . .   1,025          8        1,033

  Overheads . . . . . . . . . . .   1,107         91        1,198

    Total Cost of Sales . . . . .   2,283        129        2,412

Gross Margin. . . . . . . . . . .  $ -          $ -        $ -

Affiliated work is recognized as revenue and billed one month after the costs are incurred. Work for unaffiliated companies is recognized as revenue one month after the costs are incurred, but billed when the work is completed.

The above cost of sales does not include $202,000 of deferred expenses as of December 31, 1998 related to December work performed but not yet billed.